Exhibit 99.1

Guardforce AI Extends Contract with Government Savings Bank in Thailand; Contract Valued in Excess of $19 Million over Three Years

NEW YORK, NY / May 31, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security solutions provider, announced today that Guardforce Cash Solutions Security (Thailand) Company Limited (“GFCS”), the secured logistic subsidiary of Guardforce AI, has extended its contract as the automated teller machine (ATM) service provider for Government Savings Bank (GSB) in Thailand. The contract starts on June 1, 2022 and is worth approximately USD $19.5 million over a three-year period. Under the agreement, GFCS will service approximately 4,000 units across Thailand and provide full a full suite of ATM services, including replenishment, maintenance and cleaning services.

“We are delighted to have extended this significant multi-year ATM contract with Government Savings Bank in Thailand. This contract is a further illustration of our competitiveness, reliability, and solid reputation in the industry,” commented, Kee Yun Kwan, Chief Operating Officer at Guardforce AI. “The cash logistic market represents a significant growth opportunity for our cost-effective and secure cash management solutions. Based on a recent report from Allied Market Research, the global cash logistic market is projected to grow from $16.83 billion in 2020 to $33.28 billion by 2030. Additionally, with the easing of COVID-19 restrictions and the revival of the economy, especially tourism, we anticipate that the demand for our secured logistics solutions will continue to increase. We look forward to accelerating the commercial rollout of our cash solutions across Thailand, which play an important role in reducing risks and public exposure of cash transfer.”

Additionally, Guardforce AI announced today that it has received a notification letter (the “Notification Letter”) from the Nasdaq Stock Market LLC (the “NASDAQ”) dated May 27, 2022, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ. This press release is issued pursuant to NASDAQ Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from April 14, 2022 through May 26, 2022 the Company no longer meets the minimum bid price requirement.

In accordance with the NASDAQ Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until November 23, 2022, to regain compliance with NASDAQ Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive trading days. In the event that the Company does not regain compliance by November 23, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The receipt of the Notification Letter has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on NASDAQ under the ticker “GFAI”. To address this issue, the Company intends to continuously monitor its closing bid price and is in the process of considering various measures to improve its financial position and results of operations, which the Company expects to countervail the short-term adverse effects on its trading price and cure the deficiency in due time.

About Guardforce AI Co. Ltd.

Guardforce AI Co. Ltd. (NASDAQ: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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